Exhibit 99.1

Global IBO Group Ltd. a Unique and Integrated AIGC Animation Streaming Platform Announces Closing of Business Combination with Bukit Jalil Global Acquisition 1 Ltd.

Hong Kong, May 8, 2025 (PR NEWSWIRE) — Global IBO Group Ltd. (“GIBO”), a unique and integrated AIGC animation streaming platform and Bukit Jalil Global Acquisition 1 Ltd. (“BUJA”) (NASDAQ: BUJA), a publicly-traded special purpose acquisition company, today announced the closing of their previously announced business combination (the “Business Combination”). The combined company will operate under the name GIBO Holdings Limited (the “Company”), and the Class A ordinary shares and warrants of the Company are expected to commence trading on the Nasdaq Stock Market (“Nasdaq”) under the ticker symbols “GIBO” and “GIBOW,” respectively, on May 9, 2025. The business combination was approved by BUJA shareholders in an Extraordinary General Meeting held on March 31, 2025.

The Business Combination marks a significant milestone that strengthens GIBO’s position in AI-driven content creation, anime streaming, and digital media innovation, marking a transformative era in the entertainment industry.

A Game-Changer in AI-Powered Content

“Today marks a significant milestone in our journey to revolutionize the digital media landscape. It is not just a testament to our achievements, but also a springboard for future growth. We are committed to scaling our AI-powered solutions globally, ensuring that creators everywhere can harness the power of AI to bring their visions to life,” said Dereck Lim, Chairman of the Company.

With over 72 million registered users across Southeast Asia and South Asia, GIBO has become a unique and integrated AIGC animation streaming platform. It offers extensive functionalities for viewers and creators, serving a broad community of young people. Its platform provides AI voice synthesis, AI image generation, scriptwriting and storyboarding, and audio-visual synchronization tools, enabling creators to expand creative possibilities, streamline content production, and create localized, engaging content.

The entertainment industry has seen rapid shifts towards AI-enhanced production. The Company aims to lead by offering fully AI-powered content generation, enabling anime and digital media to reach audiences with unprecedented speed and quality.

Zelt Kueh, CEO of the Company, added, “Our successful listing on Nasdaq is a defining moment for AI-driven entertainment. This achievement not only reflects investor confidence but also signals a paradigm shift in content creation. With this milestone, we are poised to accelerate AI-powered innovation and redefine storytelling for the global audience.”

Advisors

A.G.P./Alliance Global Partners is serving as the exclusive financial advisor to BUJA. Robinson & Cole LLP is serving as the legal advisor to BUJA and DLA Piper UK LLP is serving as the legal advisor to GIBO.

About Global IBO Group Ltd.

Global IBO Group Ltd. is a unique and integrated AIGC animation streaming platform with extensive functionalities provided to both viewers and creators that serves a broad community of young people across Asia to create, publish, share and enjoy AI-generated animation video content. With over 72 million registered users and advanced AI-powered tools, GIBO seeks to redefine the landscape of digital content creation. Following its successful Business Combination and Nasdaq listing, the Company aims to lead the industry in AI-driven entertainment innovation.

About Bukit Jalil Global Acquisition 1 Ltd.

Bukit Jalil Global Acquisition 1 Ltd. is a blank check company, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, the Company’s ability to source and retain talent, and the Company’s cash position following closing of the Business Combination, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Contact Information

Investor Relations:

Bill Zima

ICR, Inc.

William.zima@icrinc.com

Media Relations:

Edmond Lococo

ICR, Inc.

Edmond.Lococo@icrinc.com